                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 29)

                               CERTRON CORPORATION
                               -------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   157078 10 6
                                   -----------
                                 (CUSIP Number)

                                 Michael S. Kass
                               Louart Corporation
                        1545 Sawtelle Boulevard, Suite 12
                              Los Angeles, CA 90025
                                 (310) 914-0300
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 10, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. 157078 10 6                 13D                      Page 2 of 3 Pages
---------------------                                          -----------------



--------------------------------------------------------------------------------
    1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
           Louart Corporation; 95-1283920
--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group              (a) [ ]
           (See Instructions)                                            (b) [ ]
--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Source of Funds (See Instructions) :  Inapplicable
--------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6      Citizenship or Place of Organization:  California
--------------------------------------------------------------------------------
                              7        Sole Voting Power:
Number of Shares                       1,205,200 shares of Common Stock
Beneficially                  --------------------------------------------------
Owned by                      8        Shared Voting Power: 0
Each Reporting                --------------------------------------------------
Person                        9        Sole Dispositive Power:
With                                   1,205,200 shares of Common Stock
                              --------------------------------------------------
                              10       Shared Dispositive Power: 0
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person:
           1,205,200 shares of Common Stock
--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11):  2.4%
--------------------------------------------------------------------------------
   14      Type of Reporting Person (See Instructions):   CO
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 157078 10 6                 13D                      Page 3 of 3 Pages
---------------------                                          -----------------



        This Amendment 29 to the Schedule 13D (as amended to date) filed by Louart Corporation with respect to the Common Stock, no par value, of Certron Corporation (the "Issuer"), is being filed to supplement item 5 thereof to add at the end of item 5 the following:

Item 5. Interest in Securities of the Issuer:

        Pursuant to the consummation and effectiveness on February 10, 2005 of a merger between Cybrdi, Inc., a Maryland corporation ("Cybrdi"), and Certron Acquisition Corp., a wholly owned subsidiary of the Issuer, in which merger Cybrdi was the surviving entity, each share of the common stock of Cybrdi was cancelled and converted into 1.566641609 shares of the Common Stock of the Issuer. As a result, the Cybrdi stockholders are entitled to approximately 47,328,000 shares, representing approximately 93.8% of the issued and outstanding Common Stock of the Issuer. As a result of that transaction and effective as of February 10, 2005, Louart Corporation now holds approximately 2.4% (less than 5%) of the issued and outstanding Common Stock of the Issuer.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 15, 2005
                                             -----------------
                                             (Date)

                                             LOUART CORPORATION


                                             By: /s/ MICHAEL S. KASS
                                                --------------------------------
                                                 Michael S. Kass,
                                                 President